Exhibit 99.1

SKYLINE BUILDERS GROUP HOLDING LIMITED

Notice of the Extraordinary General Meeting of Shareholders

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Skyline Builders Group Holding Limited (the “Company”) will be held on January 12, 2026 at 10 a.m. Hong Kong time, at the Company’s office, located at Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong, and virtually using the following dial-in information:

US Toll Free	1 866 213 0992 or 1 866 226 1406
Hong Kong Toll	+852 2112 1888
Participant Passcode	2910077#

, for the purposes of considering and, if thought fit, passing the following resolutions:

(1)

RESOLVED, as a special resolution, that (“Proposal 1”) the authorized share capital of the Company be and hereby is changed from US$50,000 divided into 4,950,000,000 Class A ordinary shares of par value US$0.00001 each (the “Class A Ordinary Shares”) and 50,000,000 Class B ordinary shares of par value US$0.00001 each (the “Class B Ordinary Shares”) to US$50,000 divided into 4,000,000,000 Class A Ordinary Shares of par value US$0.00001 each, 50,000,000 Class B Ordinary Shares of par value US$0.00001 each and 950,000,000 Series A preferred shares of par value US$0.00001 each (the “Series A Preferred Shares”) by re-designating 950,000,000 authorized and unissued Class A Ordinary Shares in the authorized share capital of the Company into Series A Preferred Shares on a one-for-one basis (the “Share Redesignation”); and each Series A Preferred Share shall confer each holder thereof the rights, preferences, privileges, and restrictions, as further set forth in the Third Amended and Restated Memorandum and Articles of Association attached to the Proxy Statement accompanying this Notice as Annex A;

(2)	Subject to approval for Proposal 1 above, RESOLVED, as a special resolution, that (“Proposal 2”) the Third Amended and Restated Memorandum and Articles of Association of Skyline Builders Group Holding Limited (the “New Memorandum and Articles”), a form of which is attached to the Proxy Statement accompanying this Notice as Annex A, be approved and adopted as the memorandum and articles of association of Skyline Builders Group Holding Limited, in substitution for and to the exclusion of the existing Second Amended and Restated Memorandum and Articles of Association of Skyline Builders Group Holding Limited in its entirety with immediate effect.

Board Recommendation

The Board unanimously recommends that you vote “FOR” of each of the proposed resolutions, which are described in the attached Proxy Statement.

Record Date

Shareholders of record at the close of business on December 29, 2025 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Approval of Proposal 1 and Proposal 2 to be presented at the Meeting requires a majority of not less than two-thirds of the votes by shareholders who (being entitled to do so) vote in person or by proxy at the Meeting.

How You Can Vote

A form of proxy card for use at the Meeting is attached to the accompanying Proxy Statement, together with a return envelope, being sent to holders of the Company’s Ordinary Shares. By appointing proxies, shareholders may vote at the Meeting regardless of whether they attend. If a properly executed proxy card in the attached form is received by the Company at least 48 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form.

Sincerely,

/s/ Ngo Chiu Lam
Ngo Chiu Lam
Chairman of the Board of Directors
December 29, 2025